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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT



        Pursuant to Section l5 (d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999



                        Commission File Number 000-24503






                        Whidbey Island Bank 401 (k) Plan
                            (Full title of the plan)




                           WASHINGTON BANKING COMPANY

                             1421 S.W. BARLOW STREET

                          Oak Harbor, Washington 98277

                 _______________________________________________

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
















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                          Independent Auditors' Report



Administrative Committee
Whidbey Island Bank 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







/s/ KPMG
Seattle, Washington
June 9, 2000
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                                    EXHIBITS

23.1   Consent of Independent Accountants


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.











     Date June 27, 2000











                                               WHIDBEY ISLAND BANK 401 (k) PLAN









                                                By:   /s/  Michal D. Cann
                                                    ---------------------------


                                                      Michal D. Cann, Trustee